Exhibit 99.1

Perrigo Comments On Mylan's Reckless Lowering Of Tender Threshold

•	Would further dilute an already dilutive transaction

•	Would have significant negative impacts on ongoing operations, cash flow and synergy realization

•	Would result in material adverse credit consequences and substantial equity risk

•	Action contrary to best interests of both Perrigo and Mylan shareholders
DUBLIN, Aug. 13, 2015 -- Perrigo Company plc ("Perrigo," "the Company") (NYSE: PRGO; TASE) today responded to the announcement that Mylan N.V. ("Mylan") has lowered the acceptance condition for its proposed unsolicited offer to acquire Perrigo from not less than 80% of Perrigo ordinary shares to greater than 50% of Perrigo ordinary shares.
Perrigo Chairman, President and CEO Joseph C. Papa said, "Mylan already proposed a dilutive deal that substantially undervalues Perrigo; today's announcement makes it even worse. This scare tactic is simply an attempt to coerce Perrigo shareholders into a value destructive deal. We don't believe Perrigo shareholders will tender into this transaction at any threshold and we are confident that there is no rational path to a full acquisition of Perrigo."
"This move is an obvious sign of desperation that would have profoundly negative effects for shareholders, debtholders, customers and employees of both Perrigo and Mylan. Under Irish law, this structure all but guarantees that the promised synergy realization will fail and it would create material credit and equity risk for both companies - none of which Mylan has detailed to its own shareholders or ours."
Papa continued, "This reckless action runs contrary to the best interests of both Perrigo and Mylan shareholders, taking a value destructive transaction and making it materially worse when Mylan fails to achieve the 80% threshold necessary for consolidation. This is yet another example of Mylan's leadership disregarding their fiduciary responsibilities to represent the best interests of shareholders."
Forward Looking Statements
Certain statements in this press release are forward-looking statements. These statements relate to future events or the Company's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company's control, including future actions that may be taken by Mylan in furtherance of its unsolicited proposal. These and other important factors, including those discussed under "Risk Factors" in the Company's Form 10-K for the year ended June 28, 2014, as well as the Company's subsequent filings with the Securities and Exchange Commission, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this press release are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
The exchange offer for the outstanding shares of Perrigo described herein has not yet commenced. If and when an exchange offer by Mylan is commenced, Perrigo intends to file a solicitation/recommendation statement with respect to such exchange offer with the Securities and Exchange Commission ("SEC"). Security holders are urged to read the solicitation/recommendation statement and other relevant materials if and when they become available because they will contain important information. The solicitation/recommendation statement and other SEC filings made by Perrigo may be obtained (when available) without charge at the SEC's website at www.sec.gov and at the investor relations section of the Perrigo website at perrigo.investorroom.com.

Irish Takeover Rules
The directors of Perrigo accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Perrigo (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.
A person interested in 1% or more of any class of relevant securities of Perrigo or Mylan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013 ("Irish Takeover Rules").
No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods. No statement in this communication constitutes an asset valuation.
About Perrigo
Perrigo Company plc, a top five global over-the-counter (OTC) consumer goods and pharmaceutical company, offers consumers and customers high quality products at affordable prices. From its beginnings in 1887 as a packager of generic home remedies, Perrigo, headquartered in Ireland, has grown to become the world's largest manufacturer of OTC products and supplier of infant formulas for the store brand market. The Company is also a leading provider of branded OTC products, generic extended topical prescription products and receives royalties from Multiple Sclerosis drug Tysabri®. Perrigo provides "Quality Affordable Healthcare Products®" across a wide variety of product categories and geographies primarily in North America, Europe, and Australia, as well as other key markets including Israel and China. Visit Perrigo online at (http://www.perrigo.com).
SOURCE Perrigo
For further information: Arthur J. Shannon, Vice President, Investor Relations and Global Communications, (269) 686-1709, ajshannon@perrigo.com, or Bradley Joseph, Director, Investor Relations and Global Communications, (269) 686-3373, bradley.joseph@perrigo.com